

02005817

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Quantos Capital Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Tolman Drive
(No. and Street)

Stanford, (City) California (State) 94305-1025 (Zip Code)

FEB 25 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Strnad 650-858-2405
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — if individual, state last, first, middle name)

10680 W. Pico Blvd., Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Strnad (James F. Strnad II), swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Quantos Capital Management, Inc., as of

December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public



ANCA RUHLEN
Commission # 1314150
Notary Public - California
Santa Clara County
My Comm. Expires Aug 18, 2005

Feb 22, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Santa Clara } ss.

On Feb 22, 2002 (Date), before me, Anca Ruhlen, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),
personally appeared James F. Strnad II (Name(s) of Signer(s)),

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity~~(ies)~~, and that by his/~~her~~/~~their~~ signature(s) on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.



ANCA RUHLEN
Commission # 1314150
Notary Public - California
Santa Clara County
My Comm. Expires Aug 18, 2005

Place Notary Seal Above

WITNESS my hand and official seal.

Anca Ruhlen
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document
Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer
Signer's Name: ______
☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______



RIGHT THUMBPRINT OF SIGNER
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

QUANTOS CAPITAL MANAGEMENT, INC.

801 TOLMAN DRIVE
STANFORD, CALIFORNIA 94305

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Quantos Capital Management, Inc.
Stanford, California

I have audited the accompanying statement of financial condition of Quantos Capital Management, Inc., as of December 31, 2001 and related statements of income, cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Quantos Capital Management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Quantos Capital Management, Inc. as of December 31, 2000 and the results of its income, cash flows and shareholder's equity for the year then ended in conformity with the United States generally accepted accounting principles.



George Brenner, C.P.A.

Los Angeles, California
February 8, 2002

QUANTOS CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash			
Checking		$	5,393
Money market - Allowable			25,302
Money market - Non allowable			25,942
Accounts Receivable			8,807
CRD Account			103
Prepaid Expenses			2,658
Equipment, net of accumulated depreciation of $16,519			0
NASD Stock			3,300
TOTAL ASSETS		$	71,505

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		$	42
SHAREHOLDER'S EQUITY			
Common stock ($1 par value, 100,000 shares authorized, 20,000 shares issued and outstanding	$ 2,000		
Paid-in capital	85,766		
Retained earnings (deficit)	(16,303)		71,463
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$	71,505

See accompanying notes to financial statements.

QUANTOS CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES - Schedule - Page 8	$ 29,487
EXPENSES - Schedule - Page 8	13,578
INCOME BEFORE TAX PROVISION	15,909
INCOME TAX PROVISION	800
NET INCOME	$ 15,109

See accompanying notes to financial statements

QUANTOS CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock	Paid-In Capital	(Deficit) Retained Earnings	Total
Balance, December 31, 2000	2,000	$2,000	$85,766	$(10,411)	$77,355
Distribution				(21,000)	(21,000)
Net Income				15,108	15,108
Balance, December 31, 2001	2,000	$2,000	$85,766	$(16,303)	$71,463

See Accompanying Notes to Financial Statements

QUANTOS CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net income from operations	$15,109
Depreciation	--
Changes in operating assets and liabilities:	
Clearing deposit	5,399
Prepaid expense	722
Accounts receivable	5,086
Investments -cash	27,489
Accounts payable	(243)
Net cash provided (used in operating activities)	53,562
Cash Flows from Investing Activities:	
Money Market Accounts	(51,244)
Government Securities	21,777
	(29,467)
Cash Flows from Financing Activities- Dividend Paid	(21,000)
Net increase (decrease) in cash	3,095
Cash at beginning of year	2,298
Cash at end of year	$ 5,393

See accompanying notes to financial statements

QUANTOS CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Quantos Capital Management, Inc. (the Company), was incorporated on July 8,1991 and is registered as a broker-dealer in securities under the Securities Exchange act of 1934. the Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii). The Company operates our of its principal and only office located in Stanford, California.

In 2001, pursuant to a new membership agreement with the National Association of Securities Dealers (NASD), the Company reduced its net capital requirement from $25,000 to $5,000.

Provision for Income Taxes
The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statues wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income with a minimum of $800

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer insecurities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness arising from customer transactions, as defined.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUES AND OPERATING EXPENSES

Board of Directors
Quantos Capital Management, Inc.
Stanford, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of revenues and operating expenses for the year ended December 31, 2001 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



George Brenner, CPA

Los Angeles, California
February 8, 2002

QUANTOS CAPITAL MANAGEMENT, INC.

SCHEDULE OF REVENUE AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Advisory fees	$ 24,697
Interest income and dividends	1,155
Advisory soft dollar credits	3,635
TOTAL REVENUES	$ 29,487
EXPENSES:	
Bank charges	16
Fidelity bond	293
Professional fees	954
Regulatory expense	1,286
Finders Fee	35
Information expense	10,237
Telephone	533
Postage	8
SIPC	150
Taxes	66
TOTAL EXPENSES	$ 13,578

See accompanying notes to financial statements

QUANTOS CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 71,463
Less: Non allowable assets - schedule attached	(40,810)
Haircut - 7% Money Market ($25,302)	(1,772)
NET CAPITAL	$ 28,881
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness 6-2/3 of net aggregate indebtedness	$ 3
Minimum dollar net capital required	$ 5,000
Net Capital required greater of above amounts	$ 5,000
EXCESS CAPITAL	$ 23,881
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness)	$ 28,876
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities (from statement of financial condition)	42
Percentage of aggregate indebtedness to net capital	0%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d)	N/A

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

See accompanying notes to financial statements

QUANTOS CAPITAL MANAGEMENT, INC.
NON ALLOWABLE ASSETS
DECEMBER 31, 2001

NASDAQ Stock	$ 3,300
Accounts Receivable	8,808
Prepaid Expenses	2,658
CRD Account	103
WHSE Money Market	25,942
Total	$40,810

See accompanying notes to financial statements

PART II

QUANTOS CAPITAL MANAGEMENT, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

Board of Directors
Quantos Capital Management, Inc.
Stanford, California 94305

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

In planning and performing my audit of the financial statements of Quantos Capital Management, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
Quantos Capital management, Inc.
Stanford, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



George Brenner, C.P.A.

Los Angeles, California
February 8, 2002